U.S. Securities and Exchange Commission
Washington, D.C. 20549

[redacted]

02052354

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Funding Mortage Securities I, Inc.
Exact Name of Registrant as Specified in Charter

0000774352
Registrant CIK Number

Current Report on Form 8-K FOR 8/22/02
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-82332
SEC File Number of Registration Statement

Name of Person Filing the Document
(if Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 22nd day of August, 2002.

Residential Funding Mortgage Securities I, Inc.
(Registrant)

By: ______________________
Julie Steinhagen
Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 2002, that the information set forth in this statement is true and complete.

By: ______________________
(Name)

____
(Title)

RFMSI Mortgage Pass-Through Certificates
Series 2002-SA2

Publicly Offered Certificates

Residential Funding Mortgage Securities I, Inc.
Depositor

Residential Funding Corporation
Seller and Master Servicer

GREENWICH CAPITAL

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Yield Tables (%)

Class A-2

Settlement	09/27/02
Class Balance	$10,000,000
Coupon	Net WAC
Next Payment Date	10/25/02
Accrued Interest Days	26
To Cleanup Call	No
To Weighted Average Roll Date	Yes

Class A-2 Certificates to Weighted Average Roll Date

Flat Price	10% CPR	20% CPR	25% CPR	30% CPR	40% CPR
101-00	5.431	5.431	5.431	5.431	5.431
WAL (yr)	4.91	4.91	4.91	4.91	4.91
MDUR (yr)	4.18	4.18	4.18	4.18	4.18
First Prin Pay	08/25/07	08/25/07	08/25/07	08/25/07	08/25/07
Last Prin Pay	08/25/07	08/25/07	08/25/07	08/25/07	08/25/07

"Full Price" = "Flat Price" + Accrued Interest.
Duration and related sensitivities are calculated at midpoint price.
Maturity and Last Principal Pay Dates may be distorted by the use of collateral pool WAMs.

Class A-2

Settlement	09/27/02
Class Balance	$10,000,000
Coupon	Net WAC
Next Payment Date	10/25/02
Accrued Interest Days	26
To Cleanup Call	No
To Weighted Average Roll Date	No

Class A-2 Certificates to Maturity Date

Flat Price	10% CPR	20% CPR	25% CPR	30% CPR	40% CPR
101-00	4.385	4.489	4.565	4.652	4.853
WAL (yr)	26.98	18.76	15.35	12.73	9.11
MDUR (yr)	14.86	11.90	10.37	9.05	6.99
First Prin Pay	06/25/27	02/25/18	02/25/15	12/25/12	12/25/09
Last Prin Pay	09/25/32	09/25/32	09/25/32	09/25/32	09/25/32

"Full Price" = "Flat Price" + Accrued Interest.
Duration and related sensitivities are calculated at midpoint price.
Maturity and Last Principal Pay Dates may be distorted by the use of collateral pool WAMs.

Weighted Average Life Tables

Class M-1

Settlement	09/27/02
Class Balance	$5,750,000
Coupon	Net WAC
Next Payment Date	10/25/02
Accrued Interest Days	26
To Cleanup Call	No
To Weighted Average Roll Date	Yes

Class M-1 Certificates to Weighted Average Roll Date

Prepayment Speed	10% CPR	20% CPR	25% CPR	30% CPR	40% CPR
WAL (yr)	4.77	4.49	4.23	3.99	3.48
MDUR (yr)	4.08	3.87	3.67	3.48	3.08
First Prin Pay	10/25/02	10/25/02	10/25/02	10/25/02	10/25/02
Last Prin Pay	08/25/07	08/25/07	08/25/07	08/25/07	08/25/07

"Full Price" = "Flat Price" + Accrued Interest.
Duration and related sensitivities are calculated at midpoint price.
Maturity and Last Principal Pay Dates may be distorted by the use of collateral pool WAMs.

Class M-1

Settlement	09/27/02
Class Balance	$5,750,000
Coupon	Net WAC
Next Payment Date	10/25/02
Accrued Interest Days	26
To Cleanup Call	No
To Weighted Average Roll Date	No

Class M-1 Certificates to Maturity

Prepayment Speed	10% CPR	20% CPR	25% CPR	30% CPR	40% CPR
WAL (yr)	12.21	7.01	5.82	5.04	3.93
MDUR (yr)	8.44	5.45	4.69	4.17	3.38
First Prin Pay	10/25/02	10/25/02	10/25/02	10/25/02	10/25/02
Last Prin Pay	09/25/32	09/25/32	09/25/32	09/25/32	09/25/32

"Full Price" = "Flat Price" + Accrued Interest.
Duration and related sensitivities are calculated at midpoint price.
Maturity and Last Principal Pay Dates may be distorted by the use of collateral pool WAMs.

Class M-2

Settlement	09/27/02
Class Balance	$4,000,000
Coupon	Net WAC
Next Payment Date	10/25/02
Accrued Interest Days	26
To Cleanup Call	No
To Weighted Average Roll Date	Yes

Class M-2 Certificates to Weighted Average Roll Date

Prepayment Speed	10% CPR	20% CPR	25% CPR	30% CPR	40% CPR
WAL (yr)	4.77	4.49	4.23	3.99	3.48
MDUR (yr)	4.08	3.87	3.66	3.48	3.07
First Prin Pay	10/25/02	10/25/02	10/25/02	10/25/02	10/25/02
Last Prin Pay	08/25/07	08/25/07	08/25/07	08/25/07	08/25/07

"Full Price" = "Flat Price" + Accrued Interest.
Duration and related sensitivities are calculated at midpoint price.
Maturity and Last Principal Pay Dates may be distorted by the use of collateral pool WAMs.

Class M-2

Settlement	09/27/02
Class Balance	$4,000,000
Coupon	Net WAC
Next Payment Date	10/25/02
Accrued Interest Days	26
To Cleanup Call	No
To Weighted Average Roll Date	No

Class M-2 Certificates to Maturity

Prepayment Speed	10% CPR	20% CPR	25% CPR	30% CPR	40% CPR
WAL (yr)	12.21	7.01	5.82	5.04	3.93
MDUR (yr)	8.41	5.44	4.68	4.16	3.37
First Prin Pay	10/25/02	10/25/02	10/25/02	10/25/02	10/25/02
Last Prin Pay	09/25/32	09/25/32	09/25/32	09/25/32	09/25/32

"Full Price" = "Flat Price" + Accrued Interest.
Duration and related sensitivities are calculated at midpoint price.
Maturity and Last Principal Pay Dates may be distorted by the use of collateral pool WAMs.

Class M-3

Settlement	09/27/02
Class Balance	$2,250,000
Coupon	Net WAC
Next Payment Date	10/25/02
Accrued Interest Days	26
To Cleanup Call	No
To Weighted Average Roll Date	Yes

Class M-3 Certificates to Weighted Average Roll Date

Prepayment Speed	10% CPR	20% CPR	25% CPR	30% CPR	40% CPR
WAL (yr)	4.77	4.49	4.23	3.99	3.48
MDUR (yr)	4.07	3.86	3.65	3.47	3.06
First Prin Pay	10/25/02	10/25/02	10/25/02	10/25/02	10/25/02
Last Prin Pay	08/25/07	08/25/07	08/25/07	08/25/07	08/25/07

"Full Price" = "Flat Price" + Accrued Interest.
Duration and related sensitivities are calculated at midpoint price.
Maturity and Last Principal Pay Dates may be distorted by the use of collateral pool WAMs.

Class M-3

Settlement	09/27/02
Class Balance	$2,250,000
Coupon	Net WAC
Next Payment Date	10/25/02
Accrued Interest Days	26
To Cleanup Call	No
To Weighted Average Roll Date	No

Class M-3 Certificates to Maturity

Prepayment Speed	10% CPR	20% CPR	25% CPR	30% CPR	40% CPR
WAL (yr)	12.21	7.01	5.82	5.04	3.93
MDUR (yr)	8.36	5.41	4.65	4.14	3.35
First Prin Pay	10/25/02	10/25/02	10/25/02	10/25/02	10/25/02
Last Prin Pay	09/25/32	09/25/32	09/25/32	09/25/32	09/25/32

"Full Price" = "Flat Price" + Accrued Interest.
Duration and related sensitivities are calculated at midpoint price.
Maturity and Last Principal Pay Dates may be distorted by the use of collateral pool WAMs.

RFMSI Mortgage Pass-Through Certificates
Series 2002-SA2

Privately Offered Certificates

Residential Funding Mortgage Securities I, Inc.
Depositor

Residential Funding Corporation
Seller and Master Servicer

GREENWICH CAPITAL

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc., the initial purchaser, in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Material's accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate of timing of payments on any of the underlying assets or the payments or yield on the securities.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy the securities discussed in this communication. Prospective purchasers are referred to the final private placement memorandum relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. A final private placement memorandum may be obtained by contacting GCM's Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Weighted Average Life Tables

Class B-1

Settlement	09/27/02
Class Balance	$1,000,000
Coupon	Net WAC
Next Payment Date	10/25/02
Accrued Interest Days	26
To Cleanup Call	Yes
To Weighted Average Roll Date	No

Class B-1 Certificates to Cleanup Call Date

Prepayment Speed	10% CPR	20% CPR	25% CPR	30% CPR	40% CPR
WAL (yr)	11.29	6.25	5.14	4.41	3.35
MDUR (yr)	7.54	4.78	4.08	3.59	2.82
First Prin Pay	10/25/02	10/25/02	10/25/02	10/25/02	10/25/02
Last Prin Pay	10/25/19	03/25/12	04/25/10	12/25/08	02/25/07

"Full Price" = "Flat Price" + Accrued Interest.
Duration and related sensitivities are calculated at midpoint price.
Maturity and Last Principal Pay Dates may be distorted by the use of collateral pool WAMs.

Class B-1

Settlement	09/27/02
Class Balance	$1,000,000
Coupon	Net WAC
Next Payment Date	10/25/02
Accrued Interest Days	26
To Cleanup Call	No
To Weighted Average Roll Date	No

Class B-1 Certificates to Maturity

Prepayment Speed	10% CPR	20% CPR	25% CPR	30% CPR	40% CPR
WAL (yr)	12.21	7.01	5.82	5.04	3.93
MDUR (yr)	7.75	5.03	4.34	3.87	3.13
First Prin Pay	10/25/02	10/25/02	10/25/02	10/25/02	10/25/02
Last Prin Pay	09/25/32	09/25/32	09/25/32	09/25/32	09/25/32

"Full Price" = "Flat Price" + Accrued Interest.
Duration and related sensitivities are calculated at midpoint price.
Maturity and Last Principal Pay Dates may be distorted by the use of collateral pool WAMs.

Class B-2

Settlement	09/27/02
Class Balance	$1,000,000
Coupon	Net WAC
Next Payment Date	10/25/02
Accrued Interest Days	26
To Cleanup Call	Yes
To Weighted Average Roll Date	No

Class B-2 Certificates to Cleanup Call Date

Prepayment Speed	10% CPR	20% CPR	25% CPR	30% CPR	40% CPR
WAL (yr)	11.29	6.25	5.14	4.41	3.35
MDUR (yr)	6.67	4.33	3.72	3.29	2.58
First Prin Pay	10/25/02	10/25/02	10/25/02	10/25/02	10/25/02
Last Prin Pay	10/25/19	03/25/12	04/25/10	12/25/08	02/25/07

"Full Price" = "Flat Price" + Accrued Interest.
Duration and related sensitivities are calculated at midpoint price.
Maturity and Last Principal Pay Dates may be distorted by the use of collateral pool WAMs.

Class B-2

Settlement	09/27/02
Class Balance	$1,000,000
Coupon	Net WAC
Next Payment Date	10/25/02
Accrued Interest Days	26
To Cleanup Call	No
To Weighted Average Roll Date	No

Class B-2 Certificates to Maturity

Prepayment Speed	10% CPR	20% CPR	25% CPR	30% CPR	40% CPR
WAL (yr)	12.21	7.01	5.82	5.04	3.93
MDUR (yr)	6.76	4.45	3.85	3.45	2.79
First Prin Pay	10/25/02	10/25/02	10/25/02	10/25/02	10/25/02
Last Prin Pay	09/25/32	09/25/32	09/25/32	09/25/32	09/25/32

"Full Price" = "Flat Price" + Accrued Interest.
Duration and related sensitivities are calculated at midpoint price.
Maturity and Last Principal Pay Dates may be distorted by the use of collateral pool WAMs.

Class B-3

Settlement	09/27/02
Class Balance	$999,900
Coupon	Net WAC
Next Payment Date	10/25/02
Accrued Interest Days	26
To Cleanup Call	Yes
To Weighted Average Roll Date	No

Class B-3 Certificates to Cleanup Call Date

Prepayment Speed	10% CPR	20% CPR	25% CPR	30% CPR	40% CPR
WAL (yr)	11.29	6.25	5.14	4.41	3.35
MDUR (yr)	3.28	2.58	2.30	2.08	1.65
First Prin Pay	10/25/02	10/25/02	10/25/02	10/25/02	10/25/02
Last Prin Pay	10/25/19	03/25/12	04/25/10	12/25/08	02/25/07

"Full Price" = "Flat Price" + Accrued Interest.
Duration and related sensitivities are calculated at midpoint price.
Maturity and Last Principal Pay Dates may be distorted by the use of collateral pool WAMs.

Class B-3

Settlement	09/27/02
Class Balance	$999,900
Coupon	Net WAC
Next Payment Date	10/25/02
Accrued Interest Days	26
To Cleanup Call	No
To Weighted Average Roll Date	No

Class B-3 Certificates to Maturity

Prepayment Speed	10% CPR	20% CPR	25% CPR	30% CPR	40% CPR
WAL (yr)	12.21	7.01	5.82	5.04	3.93
MDUR (yr)	3.26	2.56	2.28	2.06	1.65
First Prin Pay	10/25/02	10/25/02	10/25/02	10/25/02	10/25/02
Last Prin Pay	09/25/32	09/25/32	09/25/32	09/25/32	09/25/32

"Full Price" = "Flat Price" + Accrued Interest.
Duration and related sensitivities are calculated at midpoint price.
Maturity and Last Principal Pay Dates may be distorted by the use of collateral pool WAMs.